CHINA RISING STAR LIMITED

4519 Admiralty Way, Suite A

 Marina del Rey, California  90292

May 25, 2011

Russell Mancuso

Branch Chief

Securities & Exchange Commission

450 Fifth Street

Washington, DC 20549

Re:

China Rising Star Limited

Registration Statement on Form 10-12G

File No. 000-54101

Dear Mr. Mancuso:

In connection with your review of the above captioned Form 10-12G, and amendment number 5 thereof, the above captioned issuer (the "Company") acknowledges  that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

By: /s/ Jeremy Mork

Jeremy Mork

President and Chief Financial Officer